UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K
Report of Foreign issuer

Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the Month of January 2019

(Commission File. No 0-30718).

SIERRA WIRELESS, INC., A CANADIAN CORPORATION
(Translation of registrant’s name in English)

13811 Wireless Way Richmond, British Columbia, Canada V6V 3A4
(Address of principal executive offices and zip code)

Registrant’s Telephone Number, including area code: 604-231-1100

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F           40-F    X

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes:      ____      No:    X

Sierra Wireless Announces Mass Production of Industry’s First Ready-to-Connect Cellular Modules

Ready-to-Connect Modules, with Integrated SIM, IoT Platform and Security, Simplify IoT Development and Operations and Reduce Time to Deployment up to One Year

VANCOUVER, British Columbia--(BUSINESS WIRE)--January 9, 2019--Sierra Wireless (NASDAQ: SWIR) (TSX: SW), the leading provider of fully integrated device-to-cloud solutions for the Internet of Things (IoT), today announced its award-winning Ready-to-Connect solutions are in mass production. Ready-to-Connect delivers all of the key elements needed for an IoT application—cellular module, integrated SIM that’s pre-connected to global mobile networks and IoT platform for device and subscription management and simplified operations—in one integrated bundle.

Research by analyst firm Frost & Sullivan found that many IoT deployments can take more than 18 months to move from concept to commercial launch. With Ready-to-Connect, companies can innovate in a third of the time, while also simplifying operations and reducing product and logistic costs by up to $500,000/year*. Ready-to-Connect eliminates the need to manage different vendors and platforms, as well as the complex pairing of multiple components that can lead to security vulnerabilities.

“The complexity of IoT deployments, with the multitude of vendors, devices, modules, connectivity services to be integrated with a management platform, make it incredibly difficult for most companies to implement successfully,” said Adrian Drozd, Research Director, ICT Europe, Frost & Sullivan. “By taking away some of the integration and deployment pitfalls, Sierra Wireless enables its customers to focus on their core business and extract maximum value from the transformational impact of IoT.”

Ready-to-Connect removes the main barriers to a successful IoT deployment. It uses the multi-operator Sierra Wireless Smart SIM and Connectivity Services to provide reliable, global IoT connectivity that allows businesses to use the same solution wherever they want to deploy. The AirVantage® IoT Platform manages all SIMs, subscriptions and devices out of the box, through a single interface. All new devices and SIMs are paired and pre-declared into the platform when shipped, which highly simplifies integration. With such a degree of integration from the device to the cloud, Ready-to-Connect guarantees a low start-up time and a high level of security.

“Businesses see the value of IoT data but, for many, the difficult and long path to commercial launch and ROI is simply too risky,” said Marc Overton, senior vice president and GM of IoT Services, Sierra Wireless. “With Ready-to-Connect, Sierra Wireless has removed the integration and management complexity that has stalled many IoT initiatives, allowing our customers to innovate in a third of the time and deploy a more secure, easy-to-manage IoT solution. This demonstrates Sierra Wireless’ commitment to delivering fully integrated device to cloud solutions.”

Availability

The Ready-to-Connect solution for EMEA is available today. Ready-to-Connect for North America will be available in Q1 2019. To contact the Sierra Wireless Sales Desk, call +1 877-687-7795 or visit http://www.sierrawireless.com/sales.

Resources

White Paper: Simplifying IoT: How to Make the Journey from Idea to Revenue Smoother and Faster

Webinar: Simplified IoT: How to get your IoT Project to ROI faster

Case Study: Frost & Sullivan Customer Value Leadership Award

Note to editors:

To view and download images of Sierra Wireless products, please visit http://www.sierrawireless.com/newsroom/productimages.aspx.

*Based on Sierra Wireless’ analysis of a traditional IoT deployment of 50,000 units over five years. Customer results may vary.

About Sierra Wireless

Sierra Wireless (NASDAQ: SWIR) (TSX: SW) is an IoT pioneer, empowering businesses and industries to transform and thrive in the connected economy. Customers Start with Sierra because we offer a device to cloud solution, comprised of embedded and networking solutions seamlessly integrated with our secure cloud and connectivity services. OEMs and enterprises worldwide rely on our expertise in delivering fully integrated solutions to reduce complexity, turn data into intelligence and get their connected products and services to market faster. Sierra Wireless has more than 1,300 employees globally and operates R&D centers in North America, Europe and Asia. For more information, visit www.sierrawireless.com.

Connect with Sierra Wireless on the IoT Blog at http://www.sierrawireless.com/iot-blog, on Twitter at @SierraWireless, on LinkedIn at http://www.linkedin.com/company/sierra-wireless and on YouTube at http://www.youtube.com/SierraWireless.

“Sierra Wireless” is a registered trademark of Sierra Wireless. Other product or service names mentioned herein may be the trademarks of their respective owners.

Forward Looking Statements

This press release contains forward-looking statements that involve risks and uncertainties. These forward-looking statements relate to, among other things, plans and timing for the introduction or enhancement of our services and products, statements about future market conditions, supply conditions, channel and end customer demand conditions, revenues, gross margins, operating expenses, profits, and other expectations, intentions, and plans contained in this press release that are not historical fact. Our expectations regarding future revenues and earnings depend in part upon our ability to successfully develop, manufacture, and supply products that we do not produce today and that meet defined specifications. When used in this press release, the words "plan", "expect", "believe", and similar expressions generally identify forward-looking statements. These statements reflect our current expectations. They are subject to a number of risks and uncertainties, including, but not limited to, changes in technology and changes in the wireless data communications market. In light of the many risks and uncertainties surrounding the wireless data communications market, you should understand that we cannot assure you that the forward-looking statements contained in this press release will be realized.

CONTACT:
Kim Homeniuk
+1 604 233 8028
pr@sierrawireless.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Sierra Wireless, Inc.

		By:	/s/ David G. McLennan

David G. McLennan, Chief Financial Officer and Secretary

Date:	January 9, 2019